UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    November 14, 2012

November 14, 2012

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Six Months Ended September 30, 2012 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2012

Dividend payment date: December 4, 2012

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the six months ended September 30, 2012)

  (1) Operating results

(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Net income
Six months ended September 30, 2012	¥ 2,068,025	1.1%	¥ 468,180	(14.3)%	¥ 331,039	5.5%
Six months ended September 30, 2011	2,044,860	3.2	546,493	1.1	313,758	(24.8)

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2012: ¥262,126 million [78.6%]
		(b) for the six months ended September 30, 2011: ¥146,798 million [(53.8)%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the previous fiscal year.

	Net income per share	Net income per share (Diluted)
Six months ended September 30, 2012	¥ 244.50	¥ 244.43
Six months ended September 30, 2011	225.04	225.02

  (2) Financial position

(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio	Capital Ratio (BIS Guidelines)
September 30, 2012	¥139,465,718	¥7,373,522	3.9%	(Preliminary) 17.63%
March 31, 2012	143,040,672	7,254,976	3.6	16.93

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2012: ¥5,370,143 million (b) as of March 31, 2012: ¥5,210,400 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100
	3.

Capital Ratio (BIS Guidelines) is calculated using the method stipulated in “Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Act” (Notification 20 issued by the Japanese Financial Services Agency in 2006).

2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2012	¥ –	¥ 50	¥ –	¥ 50	¥ 100
Fiscal year ending March 31, 2013	–	50
Fiscal year ending March 31, 2013 (Forecast)			–	50	100

Note: Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2013)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Fiscal year ending March 31, 2013	¥830,000	(11.3)%	540,000	4.1%	398.84
Notes:	1. Earnings forecast which was announced in May 2012 is revised.
	2. Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.
	3. Forecasted net income per share = Forecasted net income / {Number of common stocks issued on September 30, 2012 (excluding treasury stock)}

Sumitomo Mitsui Financial Group, Inc.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to revision of accounting standards: Yes

(b) Changes in accounting policies due to reasons other than above (a): No

(c) Changes in accounting estimates: Yes

(d) Restatements: No

(3)	Number of shares issued (common stock)

	As of September 30, 2012	As of March 31, 2012
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	60,113,405 shares	62,939,559 shares

	Six months ended September 30, 2012	Six months ended September 30, 2011
(c) Average number of shares issued in the period	1,353,946,919 shares	1,394,237,475 shares

(Parent company only financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2012)

  (1) Operating results

(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income		Net income per share
Six months ended
September 30, 2012	¥ 44,768	11.4%	¥ 32,450	17.0%	¥ 28,773	16.2%	¥ 28,771	16.2%	¥ 20.40
September 30, 2011	40,202	(53.0)	27,734	(62.7)	24,756	(65.2)	24,754	(65.2)	17.55

      Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

  (2) Financial position

(Millions of yen, except percentages)

		Total assets	Net assets	Net assets ratio
September 30, 2012		¥ 6,217,955	¥ 4,592,231	73.8%
March 31, 2012		6,153,461	4,527,629	73.6
Note:	Stockholders’ equity:
	(a) as of September 30, 2012: ¥4,591,371 million (b) as of March 31, 2012: ¥4,527,031 million

Note on interim audit process:

This quarterly (interim) earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of the quarterly consolidated financial statement has not been completed as of the disclosure of this quarterly (interim) earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as earnings press releases, for a more detailed description of the risks and uncertainties that may affect SMFG’s financial conditions and results of operations, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial Results for the six months ended September 30, 2012 Supplementary Information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (SMFG) reports the financial results for the six months ended September 30, 2012.

1. Operating results

In the six months ended September 30, 2012, consolidated gross profit increased by ¥49.9 billion year-on-year to ¥1,371.8 billion. This was mainly due to the contribution of SMBC Consumer Finance Co., Ltd., formerly Promise Co., Ltd., which became a consolidated subsidiary in December 2011, while gross banking profit of Sumitomo Mitsui Banking Corporation (SMBC) decreased by ¥32.8 billion, reflecting a decrease in net interest income as a result of a decline in domestic loan balance, as well as a decrease in gains on bonds.

Consolidated general and administrative expenses increased by ¥28.1 billion year-on-year to ¥721.8 billion as a result of an increase in the number of consolidated subsidiaries.

Consolidated total credit cost increased by ¥20.0 billion year-on-year to ¥48.0 billion. The main reason was the consolidation of companies such as SMBC Consumer Finance Co., Ltd., although SMBC’s total credit cost decreased by ¥27.3 billion year-on-year for a net reversal of ¥24.4 billion as a result of our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Consolidated losses on stocks increased by ¥120.7 billion year-on-year to ¥132.9 billion, mainly due to the recording of devaluation losses for stocks, reflecting a decline in domestic stock prices.

Finally, on a consolidated basis, ordinary profit decreased by ¥78.3 billion year-on-year to ¥468.2 billion. Meanwhile, net income increased by ¥17.3 billion year-on-year to ¥331.0 billion, mainly due to a decrease in valuation allowance associated with deferred tax assets.

Consolidated			(Billions of yen)

	Six months ended September 30, 2012	Change from the six months ended September 30, 2011	Fiscal year ended March 31, 2012 (reference)
Gross profit	¥1,371.8	¥49.9	¥2,594.5
General and administrative expenses	(721.8)	(28.1)	(1,421.4)
Total credit cost	(48.0)	(20.0)	(121.3)
Losses on stocks	(132.9)	(120.7)	(27.9)
Ordinary profit	468.2	(78.3)	935.6
Net income	331.0	17.3	518.5

SMBC, non-consolidated
Gross banking profit	¥786.7	(32.8)	¥1,532.5
Net gains (losses) on bonds	117.3	(7.1)	152.5
Expenses (excluding non-recurring losses)	(358.1)	(3.5)	(719.5)
Banking profit *	428.7	(36.3)	813.0
Total credit cost	24.4	27.3	(58.6)
Losses on stocks	(133.6)	(87.5)	(15.2)
Ordinary profit	274.5	(123.0)	695.3
Net income	239.7	(50.9)	478.0
*	Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Financial position

On a consolidated basis, SMFG’s total assets as of September 30, 2012 were ¥139,465.7 billion, a decrease of ¥3,575.0 billion compared with March 31, 2012, due mainly to a decrease in securities such as bonds. Net assets increased by ¥118.5 billion to ¥7,373.5 billion compared with March 31, 2012. Stockholders’ equity increased by ¥271.0 billion to ¥5,285.3 billion due mainly to the recording of net income.

Deposits decreased ¥365.6 billion to ¥83,763.0 billion compared with March 31, 2012. Loans and bills discounted decreased by ¥985.8 billion to ¥61,734.8 billion, mainly due to a decrease in balance of domestic loans and bills discounted of SMBC.

Problem assets (non-performing loans as defined under the Financial Reconstruction Act) decreased by ¥106.1 billion to ¥1,751.5 billion compared with March 31, 2012. The problem assets ratio remained at a low level of 2.48%, a decrease of 0.11% compared with March 31, 2012.

3. Earnings forecasts

The consolidated earnings forecast announced on May 15, 2012 has been revised as follows mainly because SMBC is expected to show an increase in losses on stocks and a decrease in income tax expenses.

Ordinary profit	¥830 billion	(decrease of ¥80 billion from the previous forecast)
Net income	540 billion	(increase of ¥60 billion from the previous forecast)

4. Changes in accounting policies, change in accounting estimates and representation

  Change in depreciation method for tangible fixed assets

  (Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

In accordance with the amendment of the Corporation Tax Act, effective from the interim period of the fiscal year ending March 31, 2013, SMFG and its domestic consolidated subsidiaries have changed their depreciation method for those tangible fixed assets acquired on or after April 1, 2012. This change has little impact on consolidated ordinary profit and income before income taxes and minority interests for the six months ended September 30, 2012.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2012	September 30, 2012

Assets:
Cash and due from banks	¥ 7,716,291	¥ 7,851,372
Call loans and bills bought	1,291,818	1,113,233
Receivables under resale agreements	227,749	170,258
Receivables under securities borrowing transactions	4,539,555	3,645,505
Monetary claims bought	1,361,289	1,333,644
Trading assets	8,196,944	8,915,686
Money held in trust	23,878	22,994
Securities	42,529,950	39,781,564
Loans and bills discounted	62,720,599	61,734,839
Foreign exchanges	1,280,636	1,543,243
Lease receivables and investment assets	1,699,759	1,705,018
Other assets	4,622,756	4,305,477
Tangible fixed assets	1,180,522	1,750,256
Intangible fixed assets	799,773	797,570
Deferred tax assets	404,034	477,146
Customers’ liabilities for acceptances and guarantees	5,424,045	5,235,811
Reserve for possible loan losses	(978,933)	(917,905)

Total assets	¥ 143,040,672	¥ 139,465,718

Liabilities:
Deposits	¥ 84,128,561	¥ 83,762,971
Negotiable certificates of deposit	8,593,638	10,516,674
Call money and bills sold	2,144,599	2,101,107
Payables under repurchase agreements	1,676,902	1,758,233
Payables under securities lending transactions	5,810,730	3,769,501
Commercial paper	1,193,249	1,406,266
Trading liabilities	6,248,061	6,410,968
Borrowed money	8,839,648	6,027,085
Foreign exchanges	302,580	380,303
Short-term bonds	949,388	1,018,800
Bonds	4,641,927	4,569,061
Due to trust account	443,723	513,582
Other liabilities	4,762,961	4,106,543
Reserve for employee bonuses	48,516	37,545
Reserve for executive bonuses	2,875	–
Reserve for employee retirement benefits	45,911	44,312
Reserve for executive retirement benefits	2,577	2,084
Reserve for point service program	19,350	18,727
Reserve for reimbursement of deposits	10,980	8,065
Reserve for losses on interest repayment	401,276	306,335
Reserves under the special laws	421	277
Deferred tax liabilities	53,852	58,089
Deferred tax liabilities for land revaluation	39,915	39,844
Acceptances and guarantees	5,424,045	5,235,811

Total liabilities	135,785,696	132,092,195

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	759,800	758,633
Retained earnings	2,152,654	2,415,978
Treasury stock	(236,037)	(227,172)

Total stockholders’ equity	5,014,313	5,285,335

Net unrealized gains on other securities	330,433	189,379
Net deferred losses on hedges	(32,122)	(17,775)
Land revaluation excess	39,158	39,314
Foreign currency translation adjustments	(141,382)	(126,111)

Total accumulated other comprehensive income	196,087	84,807

Stock acquisition rights	692	962
Minority interests	2,043,883	2,002,417

Total net assets	7,254,976	7,373,522

Total liabilities and net assets	¥ 143,040,672	¥ 139,465,718

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30,	2011	2012

Ordinary income	¥ 2,044,860	¥ 2,068,025
Interest income	806,779	831,411
Interest on loans and discounts	579,325	619,881
Interest and dividends on securities	141,976	127,938
Trust fees	695	1,023
Fees and commissions	464,225	468,323
Trading income	144,373	122,423
Other operating income	602,818	598,592
Other income	25,968	46,251
Ordinary expenses	1,498,367	1,599,845
Interest expenses	148,076	151,629
Interest on deposits	51,264	45,548
Fees and commissions payments	70,469	67,353
Other operating expenses	478,457	430,980
General and administrative expenses	693,775	721,839
Other expenses	107,588	228,042

Ordinary profit	546,493	468,180

Extraordinary gains	2,270	464
Extraordinary losses	3,384	3,612

Income before income taxes and minority interests	545,378	465,032

Income taxes-current	49,858	109,059
Income taxes-deferred	118,097	(36,919)

Income taxes	167,955	72,140

Income before minority interests	377,422	392,892

Minority interests in net income	63,664	61,853

Net income	¥ 313,758	¥ 331,039

  (Consolidated statements of comprehensive income)

	Millions of yen
Six months ended September 30,	2011	2012

Income before minority interests	¥ 377,422	¥ 392,892
Other comprehensive income	(230,624)	(130,766)
Net unrealized losses on other securities	(193,717)	(132,728)
Net deferred gains (losses) on hedges	(7,523)	13,934
Foreign currency translation adjustments	(16,373)	(5,482)
Share of other comprehensive income of affiliates	(13,009)	(6,488)

Total comprehensive income	146,798	262,126

Comprehensive income attributable to shareholders of the parent	114,226	219,603
Comprehensive income attributable to minority interests	32,571	42,522

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
Six months ended September 30,	2011	2012

Stockholders’ equity:
Capital stock
Balance at the beginning of the period	¥2,337,895	¥2,337,895
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	2,337,895	2,337,895

Capital surplus
Balance at the beginning of the period	978,851	759,800
Changes in the period
Disposal of treasury stock	(9,038)	(1,167)
Cancellation of treasury stock	(210,003)	–

Net changes in the period	(219,041)	(1,167)

Balance at the end of the period	759,810	758,633

Retained earnings
Balance at the beginning of the period	1,776,433	2,152,654
Changes in the period
Cash dividends	(72,171)	(67,555)
Net income	313,758	331,039
Increase due to increase in subsidiaries	8	6
Increase due to decrease in subsidiaries	1	0
Decrease due to increase in subsidiaries	(4)	(4)
Decrease due to decrease in subsidiaries	(1)	(5)
Reversal of land revaluation excess	(222)	(156)

Net changes in the period	241,368	263,324

Balance at the end of the period	2,017,801	2,415,978

Treasury stock
Balance at the beginning of the period	(171,760)	(236,037)
Changes in the period
Purchase of treasury stock	(210,032)	(40)
Disposal of treasury stock	47,228	8,905
Cancellation of treasury stock	210,003	–

Net changes in the period	47,198	8,864

Balance at the end of the period	(124,562)	(227,172)

Total stockholders’ equity
Balance at the beginning of the period	4,921,419	5,014,313
Changes in the period
Cash dividends	(72,171)	(67,555)
Net income	313,758	331,039
Purchase of treasury stock	(210,032)	(40)
Disposal of treasury stock	38,189	7,738
Cancellation of treasury stock	–	–
Increase due to increase in subsidiaries	8	6
Increase due to decrease in subsidiaries	1	0
Decrease due to increase in subsidiaries	(4)	(4)
Decrease due to decrease in subsidiaries	(1)	(5)
Reversal of land revaluation excess	(222)	(156)

Net changes in the period	69,525	271,021

Balance at the end of the period	4,990,945	5,285,335

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Six months ended September 30,	2011	2012

Accumulated other comprehensive income:
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	272,306	330,433
Changes in the period
Net changes in items other than stockholders’ equity in the period	(206,429)	(141,053)

Net changes in the period	(206,429)	(141,053)

Balance at the end of the period	65,876	189,379

Net deferred gains (losses) on hedges
Balance at the beginning of the period	(9,701)	(32,122)
Changes in the period
Net changes in items other than stockholders’ equity in the period	(6,877)	14,346

Net changes in the period	(6,877)	14,346

Balance at the end of the period	(16,579)	(17,775)

Land revaluation excess
Balance at the beginning of the period	33,357	39,158
Changes in the period
Net changes in items other than stockholders’ equity in the period	232	156

Net changes in the period	232	156

Balance at the end of the period	33,589	39,314

Foreign currency translation adjustments
Balance at the beginning of the period	(122,889)	(141,382)
Changes in the period
Net changes in items other than stockholders’ equity in the period	13,775	15,271

Net changes in the period	13,775	15,271

Balance at the end of the period	(109,113)	(126,111)

Total accumulated other comprehensive income
Balance at the beginning of the period	173,073	196,087
Changes in the period
Net changes in items other than stockholders’ equity in the period	(199,299)	(111,279)

Net changes in the period	(199,299)	(111,279)

Balance at the end of the period	(26,226)	84,807

Stock acquisition rights:
Balance at the beginning of the period	262	692
Changes in the period
Net changes in items other than stockholders’ equity in the period	179	269

Net changes in the period	179	269

Balance at the end of the period	441	962

Minority interests:
Balance at the beginning of the period	2,037,318	2,043,883
Changes in the period
Net changes in items other than stockholders’ equity in the period	(42,097)	(41,465)

Net changes in the period	(42,097)	(41,465)

Balance at the end of the period	1,995,220	2,002,417

Total net assets:
Balance at the beginning of the period	7,132,073	7,254,976
Changes in the period
Cash dividends	(72,171)	(67,555)
Net income	313,758	331,039
Purchase of treasury stock	(210,032)	(40)
Disposal of treasury stock	38,189	7,738
Cancellation of treasury stock	–	–
Increase due to increase in subsidiaries	8	6
Increase due to decrease in subsidiaries	1	0
Decrease due to increase in subsidiaries	(4)	(4)
Decrease due to decrease in subsidiaries	(1)	(5)
Reversal of land revaluation excess	(222)	(156)
Net changes in items other than stockholders’ equity in the period	(241,217)	(152,475)

Net changes in the period	(171,692)	118,546

Balance at the end of the period	¥6,960,381	¥7,373,522

Sumitomo Mitsui Financial Group, Inc.

(4) Consolidated statements of cash flows

	Millions of yen
Six months ended September 30,	2011	2012

Cash flows from operating activities:
Income before income taxes and minority interests	¥545,378	¥465,032
Depreciation	80,853	88,099
Losses on impairment of fixed assets	1,560	2,258
Amortization of goodwill	10,443	12,507
Gains on step acquisitions	–	(140)
Equity in (earnings) losses of affiliates	40,647	(5,670)
Net change in reserve for possible loan losses	(44,991)	(51,296)
Net change in reserve for employee bonuses	(7,534)	(10,416)
Net change in reserve for executive bonuses	(2,496)	(2,875)
Net change in reserve for employee retirement benefits	311	(1,492)
Net change in reserve for executive retirement benefits	(590)	(435)
Net change in reserve for point service program	377	(622)
Net change in reserve for reimbursement of deposits	(1,827)	(2,915)
Net change in reserve for losses on interest repayment	(16,329)	(94,171)
Interest income	(806,779)	(831,411)
Interest expenses	148,076	151,629
Net gains on securities	(117,389)	19,911
Net losses from money held in trust	208	1,696
Net exchange losses	308,524	229,672
Net (gains) losses from disposal of fixed assets	(420)	1,172
Net change in trading assets	(1,803,511)	(705,327)
Net change in trading liabilities	763,275	147,431
Net change in loans and bills discounted	(1,736,007)	723,728
Net change in deposits	(932,076)	(251,252)
Net change in negotiable certificates of deposit	850,856	1,938,192
Net change in borrowed money (excluding subordinated borrowings)	(793,275)	(3,192,019)
Net change in deposits with banks	15,946	(1,090,834)
Net change in call loans and bills bought and others	(246,875)	257,028
Net change in receivables under securities borrowing transactions	988,333	894,050
Net change in call money and bills sold and others	(759,648)	40,842
Net change in commercial paper	27,687	213,017
Net change in payables under securities lending transactions	(3,153,332)	(2,041,228)
Net change in foreign exchanges (assets)	(141,251)	(277,538)
Net change in foreign exchanges (liabilities)	67,551	78,420
Net change in lease receivables and investment assets	25,215	(4,860)
Net change in short-term bonds (liabilities)	(200,812)	109,400
Net change in issuance and redemption of bonds (excluding subordinated bonds)	164,400	126,600
Net change in due to trust account	66,955	69,859
Interest received	912,396	849,258
Interest paid	(150,730)	(154,054)
Other, net	185,011	51,404

Subtotal	(5,711,867)	(2,247,352)

Income taxes paid	(14,403)	(29,656)

Net cash provided by (used in) operating activities	(5,726,270)	(2,277,009)

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Six months ended September 30,	2011	2012

Cash flows from investing activities:
Purchases of securities	(27,004,597)	(31,478,414)
Proceeds from sale of securities	19,961,305	30,724,883
Proceeds from maturity of securities	10,822,655	2,511,405
Purchases of money held in trust	(1,321)	(840)
Proceeds from sale of money held in trust	1,540	0
Purchases of tangible fixed assets	(44,707)	(92,820)
Proceeds from sale of tangible fixed assets	9,824	25,021
Purchases of intangible fixed assets	(39,113)	(45,172)
Proceeds from sale of intangible fixed assets	0	0
Purchases of treasury stock by subsidiaries	(1,773)	–
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	–	(94,745)
Proceeds from sale of stocks of subsidiaries resulting in changes in scope of consolidation	50	34,916

Net cash provided by (used in) investing activities	3,703,862	1,584,233

Cash flows from financing activities:
Proceeds from subordinated borrowings	33,000	25,000
Repayment of subordinated borrowings	(45,000)	(23,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	117,086	14,801
Redemption of subordinated bonds and bonds with stock acquisition rights	(164,000)	(187,260)
Dividends paid	(72,114)	(67,518)
Repayment to minority stockholders	–	(12,500)
Dividends paid to minority stockholders	(47,388)	(51,763)
Purchases of treasury stock	(210,032)	(40)
Proceeds from disposal of treasury stock	2,385	4
Purchases of treasury stock by subsidiaries	(14)	(1)
Proceeds from sale of treasury stock of subsidiaries	111	107

Net cash provided by (used in) financing activities	(385,966)	(302,172)

Effect of exchange rate changes on cash and cash equivalents	(9,864)	(2,553)

Net change in cash and cash equivalents	(2,418,239)	(997,502)

Cash and cash equivalents at the beginning of the period	5,645,094	4,588,858
Change in cash and cash equivalents due to newly consolidated subsidiaries	–	0

Cash and cash equivalents at the end of the period	¥3,226,855	¥3,591,357

Sumitomo Mitsui Financial Group, Inc.

(5) Note on the assumption as a going concern

Not applicable.

(6) Segment Information

(a) Information on profit and loss amount by reportable segment

Six months ended September 30, 2012							(Millions of yen)
	Banking business
		SMBC
	Sub-total	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥786,723	¥174,846	¥201,828	¥96,069	¥107,314	¥201,718	¥4,948	¥124,816	¥911,540
Interest income	474,770	154,049	118,390	63,779	62,214	67,580	8,758	75,321	550,091
Non-interest income	311,953	20,797	83,438	32,290	45,100	134,138	(3,809)	49,495	361,448
Expenses	(358,073)	(140,858)	(106,731)	(19,549)	(36,327)	(10,215)	(44,393)	(69,599)	(427,673)
Other profit or loss	–	–	–	–	–	–	–	(5,679)	(5,679)
Consolidated net business profit	¥428,650	¥33,988	¥95,097	¥76,520	¥70,987	¥191,503	¥(39,444)	¥49,537	¥478,187

	Securities services				Leasing
	SMBC Friend Securities Co., Ltd.	SMBC Nikko Securities Inc.	Others	Total	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total
Gross profit	¥24,465	¥106,072	¥5,168	¥135,706	¥57,388	¥2,940	¥60,329
Interest income	227	(225)	238	240	22,763	2,648	25,411
Non-interest income	24,238	106,297	4,930	135,466	34,624	292	34,917
Expenses	(19,350)	(90,070)	(4,177)	(113,598)	(23,718)	224	(23,494)
Other profit or loss	3	(91)	(2,406)	(2,494)	525	2,077	2,603
Consolidated net business profit	¥5,118	¥15,910	¥(1,415)	¥19,613	¥34,195	¥5,242	¥39,437

	Consumer finance business
	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	SMBC Consumer Finance Co., Ltd.	Others	Total	Other business	Grand total
Gross profit	¥88,663	¥77,344	¥82,801	¥15,327	¥264,137	¥3,225	¥1,374,939
Interest income	8,001	15,292	58,542	813	82,651	22,746	681,141
Non-interest income	80,661	62,051	24,259	14,513	181,486	(19,521)	693,797
Expenses	(66,057)	(59,605)	(31,634)	(8,211)	(165,509)	30,234	(700,041)
Other profit or loss	(977)	(8,697)	(19,212)	(1,528)	(30,415)	(40,145)	(76,133)
Consolidated net business profit	¥21,627	¥9,041	¥31,954	¥5,587	¥68,211	¥(6,685)	¥598,764

Notes

1.

Consolidated net business profit = SMBC’s non-consolidated banking profit + SMFG’s non-consolidated ordinary profit + Other subsidiaries’ ordinary profit (excluding non-recurring factors) + Equity method affiliates’ ordinary profit X Ownership ratio – Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + Equity method affiliates’ ordinary profit X Ownership ratio, etc.
3.

Consolidated net business profit of SMBC Friend Securities Co., Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation is non-consolidated ordinary profit for each company. The amount of Sumitomo Mitsui Finance and Leasing Company, Limited, and SMBC Consumer Finance Co., Ltd. is consolidated ordinary profit for each company.

4.	Promise Co., Ltd. has been changed its trade name SMBC Consumer Finance Co., Ltd. on July 1, 2012.
5.	“Other Business” includes profits/losses to be offset as internal transactions between segments.

(b)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Six months ended September 30, 2012	(Millions of yen	)
Consolidated net business profit	¥ 598,764
Total credit cost of SMBC	24,385
Losses on stocks of SMBC	(133,603)
Amortization of unrecognized retirement benefit obligation of SMBC	(11,445)
Ordinary profit of consolidated subsidiaries other than reportable segment	41,324
Amortization of goodwill other than reportable segment	(8,771)
Adjustment of profit or loss of equity method affiliates	(2,327)
Others	(40,147)
Ordinary profit on consolidated statements of income	¥ 468,180

Notes
1.	Total credit cost = Write-off of loans + Losses on sales of delinquent loans – Gains on reversal of reserve for possible loan losses – Recoveries of written-off claims
2.	Losses on stocks = Gains on sale of stocks – Losses on sale of stocks – Losses on devaluation of stocks
3.	Adjustment of profit or loss of equity method affiliates = Equity method affiliates’ net income X Ownership ratio – Equity method affiliates’ ordinary profit X Ownership ratio

Sumitomo Mitsui Financial Group, Inc.

6. Non-consolidated financial statements

  (1) Non-consolidated balance sheets

	Millions of yen
	March 31, 2012	September 30, 2012

Assets:
Current assets
Cash and due from banks	¥ 67,323	¥ 53,600
Other current assets	34,529	8,800

Total current assets	101,852	62,400

Fixed assets
Tangible fixed assets	0	3
Intangible fixed assets	16	63
Investments and other assets	6,051,591	6,155,487
Investments in subsidiaries and affiliates	6,051,591	6,155,487

Total fixed assets	6,051,608	6,155,555

Total assets	¥ 6,153,461	¥ 6,217,955

Liabilities:
Current liabilities
Short-term borrowings	¥ 1,228,030	¥ 1,228,030
Income taxes payable	16	12
Reserve for employee bonuses	127	128
Reserve for executive bonuses	83	–
Other current liabilities	4,672	4,652

Total current liabilities	1,232,931	1,232,823

Fixed liabilities
Bonds	392,900	392,900

Total fixed liabilities	392,900	392,900

Total liabilities	1,625,831	1,625,723

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	63,592	24,346

Total capital surplus	1,622,966	1,583,720

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	690,676	651,216

Total retained earnings	721,096	681,636

Treasury stock	(154,926)	(11,881)

Total stockholders’ equity	4,527,031	4,591,371

Stock acquisition rights	598	860

Total net assets	4,527,629	4,592,231

Total liabilities and net assets	¥ 6,153,461	¥ 6,217,955

Sumitomo Mitsui Financial Group, Inc.

  (2) Non-consolidated statements of income

	Millions of yen
Six months ended September 30,	2011	2012

Operating income
Dividends on investments in subsidiaries and affiliates	¥ 32,824	¥ 37,624
Fees and commissions received from subsidiaries	7,377	7,144

Total operating income	40,202	44,768

Operating expenses
General and administrative expenses	4,233	4,084
Interest on bonds	8,234	8,234

Total operating expenses	12,467	12,318

Operating profit	27,734	32,450

Nonoperating income	76	80
Nonoperating expenses	3,054	3,757

Ordinary profit	24,756	28,773

Income before income taxes	24,756	28,773

Current	1	2

Income taxes	1	2

Net income	¥ 24,754	¥ 28,771

Sumitomo Mitsui Financial Group, Inc.

(3) Non-consolidated statements of changes in net assets

	Millions of yen
Six months ended September 30,	2011	2012

Stockholders’ equity:
Capital stock
Balance at the beginning of the period	¥2,337,895	¥2,337,895
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	2,337,895	2,337,895

Capital surplus
Capital reserve
Balance at the beginning of the period	1,559,374	1,559,374
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	1,559,374	1,559,374

Other capital surplus
Balance at the beginning of the period	273,652	63,592
Changes in the period
Disposal of treasury stock	(48)	(39,245)
Cancellation of treasury stock	(210,003)	–

Net changes in the period	(210,051)	(39,245)

Balance at the end of the period	63,601	24,346

Total capital surplus
Balance at the beginning of the period	1,833,027	1,622,966
Changes in the period
Disposal of treasury stock	(48)	(39,245)
Cancellation of treasury stock	(210,003)	–

Net changes in the period	(210,051)	(39,245)

Balance at the end of the period	1,622,975	1,583,720

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the beginning of the period	30,420	30,420
Changes in the period
Net changes in the period	–	–

Balance at the end of the period	30,420	30,420

Retained earnings brought forward
Balance at the beginning of the period	684,883	690,676
Changes in the period
Cash dividends	(73,612)	(68,230)
Net income	24,754	28,771

Net changes in the period	(48,857)	(39,459)

Balance at the end of the period	636,026	651,216

Total retained earnings
Balance at the beginning of the period	715,303	721,096
Changes in the period
Cash dividends	(73,612)	(68,230)
Net income	24,754	28,771

Net changes in the period	(48,857)	(39,459)

Balance at the end of the period	666,446	681,636

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Six months ended September 30,	2011	2012

Treasury stock
Balance at the beginning of the period	(43,482)	(154,926)
Changes in the period
Purchase of treasury stock	(210,032)	(40)
Disposal of treasury stock	60	143,085
Cancellation of treasury stock	210,003	–

Net changes in the period	30	143,045

Balance at the end of the period	(43,451)	(11,881)

Total stockholders’ equity
Balance at the beginning of the period	4,842,743	4,527,031
Changes in the period
Cash dividends	(73,612)	(68,230)
Net income	24,754	28,771
Purchase of treasury stock	(210,032)	(40)
Disposal of treasury stock	12	103,839
Cancellation of treasury stock	–	–

Net changes in the period	(258,877)	64,339

Balance at the end of the period	4,583,865	4,591,371

Stock acquisition rights:
Balance at the beginning of the period	170	598
Changes in the period
Net changes in the items other than stockholders’ equity in the period	177	262

Net changes in the period	177	262

Balance at the end of the period	347	860

Total net assets:
Balance at the beginning of the period	4,842,914	4,527,629
Changes in the period
Cash dividends	(73,612)	(68,230)
Net income	24,754	28,771
Purchase of treasury stock	(210,032)	(40)
Disposal of treasury stock	12	103,839
Cancellation of treasury stock	–	–
Net changes in the items other than stockholders’ equity in the period	177	262

Net changes in the period	(258,700)	64,601

Balance at the end of the period	¥4,584,213	¥4,592,231